SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND TWENTY-SEVENTH

ANNUAL BOARD OF DIRECTORS’ MEETING

1. VENUE: Meeting held via video conferencing with the attendance of all Board of Director members. 2. DATE: June 15, 2022 - 8:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI, Chair; and DENISE TEIXEIRA GOMES, Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

The Board of Directors:

I.	received information and discussed the matter related to the Company’s financial standing and budget execution;
II.	unanimously approved the payment, on June 30, 2022, of the remaining balance of dividends referring to 2021;
III.	unanimously resolved, after hearing the Statutory Audit Committee, to approve a guarantee for the issue of Bank Credit Bills (CCB) by Copel Distribuição S.A., in favor of Banco do Brasil, under the terms discussed at the meeting and recorded in the supporting material available and filed at the Company. It also authorized the Executive Board to take all the acts necessary for the formalization of the guarantee for the financial transaction presented and ratify all the acts already performed by the Company;
IV.	unanimously approved, after hearing the Sustainable Development Committee, the 2022 Governance Report;
V.	unanimously approved, after hearing the Sustainable Development Committee, the 2021 Annual Public Policy and Corporate Governance Letter;
VI.	unanimously approved, after hearing the Statutory Audit Committee, the Information and Cyber Security Policy - NPC 0301;
VII.	became aware, discussed the matter, and presented recommendations related to the results of the Annual Performance Evaluation of the members of the Statutory Bodies and the Development Plan - Cycle 2021;
VIII.	unanimously approved, after hearing the Investment and Innovation Committee, the proposal for the continuity of the necessary negotiations related to business opportunities in Distributed Generated Power;
IX.	became aware, discussed the matter, and presented recommendations related to the Innovation Thesis and the Investments in Innovation Thesis;
X.	received updated information on Copel’s participation in Aneel 001/2022 Transmission Auction and discussed the matter;
XI.	received information, discussed the matter, and recommended the continuity of works and the conclusion of analyses related to the business opportunities in wind power;
XII.	saw the presentation on business opportunities in solar photovoltaic power and discussed the matter;
XIII.	saw the presentation on the review of the Company’s Strategic Planning, when information on the opportunity matrix, prioritization, and recommended positioning for the matter was updated by an external advisory firm;
XIV.	received a report from the Statutory Audit Committee about various matters, and discussed the topics presented;
XV.	received a report from the Investment and Innovation Committee and the Sustainable Development Committee and discussed the matters presented; and
XVI.	received a report from the Chief Executive Officer on various corporate subjects and discussed the matters.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MARCO ANTONIO BOLOGNA; and DENISE TEIXEIRA GOMES - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 227th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 12.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 17, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.